UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to §240.13d-1(a) and Amendments Thereto Filed

Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

IDI, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

44938L108

(CUSIP Number)

Joshua B. Weingard, Esq.

IDI, Inc.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

(561) 757-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44938L108	Page 2 of 6

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 15,639,773*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 15,639,773*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,639,773*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%(1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Frost Gamma Investments Trust (“Gamma Trust”) beneficially owns 15,639,773 shares. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(1)	Based on 50,613,476 shares of the Company’s common stock outstanding as of July 5, 2016.

CUSIP No. 44938L108	Page 3 of 6

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust 46-0464745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 15,639,773*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 15,639,773*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,639,773*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%(1)
14.	TYPE OF REPORTING PERSON (see instructions) 00

*	Frost Gamma Investments Trust (“Gamma Trust”) beneficially owns 15,639,773 shares. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(1)	Based on 50,613,476 shares of the Company’s common stock outstanding as of July 5, 2016.

CUSIP No. 44938L108	Page 4 of 6

This Amendment No. 16 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, Amendment No. 2 to the Schedule 13D filed on April 13, 2009, Amendment No. 3 to the Schedule 13D filed on May 1, 2009, Amendment No. 4 to the Schedule 13D filed on July 14, 2009, Amendment No. 5 to the Schedule 13D filed on December 24, 2009, Amendment No. 6 to the Schedule 13D filed on November 22, 2011, Amendment No. 7 to the Schedule 13D filed on July 20, 2012, Amendment No. 8 to the Schedule 13D filed on August 23, 2012, Amendment No. 9 to the Schedule 13D filed on January 17, 2013, Amendment No. 10 to the Schedule 13D filed on July 12, 2013, Amendment No. 11 to the Schedule 13D filed on February 14, 2014, Amendment No. 12 to the Schedule 13D filed on April 6, 2015, Amendment No. 13 to the Schedule 13D filed on January 20, 2016, Amendment No. 14 to the Schedule 13D filed on March 29, 2016 and Amendment No. 15 to the Schedule 13D filed on May 18, 2016 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”).

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraphs to the end of the item:

This Amendment is being filed to reflect changes in beneficial ownership of the Reporting Persons that have occurred as a result of the Issuer’s issuance of additional shares of its common stock in connection with certain transactions entered into by the Issuer. Consequently, the Reporting Persons’ percentage of beneficial ownership in the Issuer has decreased by more than 1%.

Item 4.  Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following text:

The information regarding the Issuer’s issuance of additional shares of its common stock in Item 3 is incorporated herein by reference.

Other than as described above, the Reporting Persons do not have any present plan or proposal as stockholders which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Persons are the beneficial owners of 15,639,773 shares of common stock of the Issuer, representing 30.9% of the Issuer’s common stock. The percentage of beneficial ownership is based upon 50,613,476 shares of common stock of the Issuer outstanding as of July 5, 2016. The number of shares and percentage of beneficial ownership set forth in this Item 5(a) does not include the 3,000,000 shares of common stock underlying the restricted stock units issuable to Gamma Trust in connection with Dr. Frost joining the Issuer’s Board as Executive Vice Chairman on December 8, 2015.

(b) Each of the Reporting Persons have the shared power to vote or direct to vote or the shared power to dispose or direct the disposition of 15,639,773 shares of common stock of the Issuer beneficially held by the Reporting Persons. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee.

CUSIP No. 44938L108	Page 5 of 6

Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Frost may be deemed to be the beneficial owner of the shares held by Gamma Trust.

The filing of this statement shall not be construed as an admission that Dr. Frost or Gamma Trust is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

The information set forth above in Item 3 is incorporated herein by reference.

On May 24, 2016, the Reporting Persons purchased an aggregate of 11,800 shares of the Issuer’s common stock in multiple transactions at prices ranging from $4.67 to $5.08, with a weighted average price per share of $4.94.

On June 1, 2016, the Reporting Persons purchased an aggregate of 10,000 shares of the Issuer’s common stock in multiple transactions at prices ranging from $4.73 to $4.84, with a weighted average price per share of $4.78.

On December 8, 2015, the Reporting Persons received a grant, subject to stockholder approval, of 3,000,000 restricted stock units (“RSUs”), convertible into common stock of the Issuer on a one-for-one basis. Stockholder approval was obtained on June 1, 2016. The Reporting Persons have elected to defer delivery of any vested RSUs until the Reporting Persons’ separation from service from the Issuer, a change of control of the Issuer, or death or disability.

On June 20, 2016, the Reporting Persons purchased an aggregate of 5,000 shares of the Issuer’s common stock in multiple transactions at prices ranging from $4.57 to $4.70, with a weighted average price per share of $4.65.

On June 27, 2016, the Reporting Persons purchased an aggregate of 5,000 shares of the Issuer’s common stock in multiple transactions at prices ranging from $4.31 to $4.39, with a weighted average price per share of $4.35.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

CUSIP No. 44938L108	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2016	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., individually

FROST GAMMA INVESTMENTS TRUST

Dated: July 21, 2016	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee